Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
 Signet Jewelers Limited:

We consent to the use of our report dated April 2, 2018, with respect to the consolidated balance sheets of Signet Jewelers Limited as of February 3, 2018 and January 28, 2017, and the related consolidated income statements, statements of comprehensive income, statements of cash flows, and statements of shareholders’ equity for the 53 week period ended February 3, 2018, and the 52 week periods ended January 28, 2017 and January 30, 2016, and the related notes, and the effectiveness of internal control over financial reporting as of February 3, 2018, incorporated herein by reference.

/s/ KPMG LLP

Cleveland, Ohio
June 15, 2018